UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                       FIRST FIDELITY BANCORPORATION
                              (Name of Issuer)

                                COMMON STOCK
                              $1.00 PAR VALUE
                       (Title of Class of Securities)

                                  32019510
                               (CUSIP Number)

                              BANCO SANTANDER,
                              SOCIEDAD ANONIMA
                        (formerly BANCO DE SANTANDER
                        SOCIEDAD ANONIMA DE CREDITO)
                     (Name of Persons Filing Statement)

                            GONZALO DE LAS HERAS
                           BANCO SANTANDER, S.A.

                            45 East 53rd Street
                             New York, NY 10022
                          Tel. No.: (212) 350-3444
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                               March 29, 1994
                  (Date of Event which Requires Filing of
                              this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
        ( ).

             Check the following box if a fee is being paid with this statement: ( ).


                                SCHEDULE 13D

______________________________             ________________________________

|                            |             |                              |

|CUSIP No.    32019510       |             | Page    2   of   7     Pages |

|____________________________|             |______________________________|

___________________________________________________________________________

|  1 | NAME OF REPORTING PERSON                                           |

|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |

|    |                   BANCO SANTANDER, S.A.                            |

|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |

|____|____________________________________________________________________|

|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |

|    |                                                                    |
                                                                       _
|    |                                                            (a) |_| |

|    |                                                                    |
                                                                       _
|    |                                                            (b) |X| |

|    |                                                                    |

|____|____________________________________________________________________|

|  3 | SEC USE ONLY                                                       |

|    |                                                                    |

|____|____________________________________________________________________|

|  4 | SOURCE OF FUNDS*                                                   |

|    |                  WC                                                |

|____|____________________________________________________________________|

|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
                                                                       _
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |

|    |                                                                    |

|____|____________________________________________________________________|

|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |

|    |           Kingdom of Spain                                         |

|____|____________________________________________________________________|

|                    |  7 | SOLE VOTING POWER                             |

|                    |    |    18,435,663 **                              |

|   NUMBER OF        |____|_______________________________________________|

|    SHARES          |  8 | SHARED VOTING POWER                           |

|  BENEFICIALLY      |    |          0                                    |

|   OWNED BY         |____|_______________________________________________|

|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |

|   REPORTING        |    |    18,435,663 **                              |

|    PERSON          |____|_______________________________________________|

|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |

|                    |    |          0                                    |

|____________________|____|_______________________________________________|

| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |

|    |                         18,435,663 **                              |

|____|____________________________________________________________________|

| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |
                                                                       _
|    | CERTAIN SHARES*                                                | | |

|____|____________________________________________________________________|

| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |

|    |                         22.7%***                                   |

|____|____________________________________________________________________|

| 14 | TYPE OF REPORTING PERSON*                                          |

|    |                          CO                                        |

|____|____________________________________________________________________|

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

** Excludes 2,376,250 shares of Common Stock issuable upon exercise of Warrants as further described in Item 5.

*** Represents 22.2% of total voting stock of Issuer, First Fidelity Bancorporation.


          Banco Santander, S.A., a Spanish banking corporation ("Buyer"), hereby amends and supplements its
Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993 and Amendment No. 4 filed on August 16, 1993 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

          Item 1.  Security and Company.

          The response set forth in Item 1 of the Schedule
13D is hereby amended and supplemented by the following information:

          On March 29, 1994, 1994, Buyer acquired from the Company (the "Acquisition") 2,376,250 shares of Common Stock (with Preferred Share Purchase Rights ("Rights") attached) (collectively, the "Shares") upon exercise of 2,376,250 Warrants (the "Exercised Warrants") to purchase Common Stock. The Exercised Warrants represent one-quarter of the 9,505,000 Warrants (the "Original Warrants") that Buyer acquired from the Company on December 27, 1991 in a private placement pursuant to the Investment Agreement dated as of March 18, 1991 (the "Investment Agreement") between the Company and Buyer. In such private placement, Buyer also acquired pursuant to the Investment Agreement 9,505,000 shares of Common Stock (with Rights attached).

          Item 3.  Source and Amount of Funds or Other
Consideration.

          The response set forth in Item 3 of the Schedule
13D is hereby amended and supplemented by the following information:

          Each of the Original Warrants had an exercise price of $25.50 per share of Common Stock. In payment of the exercise price of the Exercised Warrants (the "Exercise
Price"), Buyer paid the Company an aggregate of $60,594,375 in cash, and Buyer funded such Exercise Price through internally generated funds.

          Item 4.  Purpose of Transaction.

          The response set forth in Item 4 of the Schedule
13D is hereby amended and supplemented by the following information:

          Buyer acquired the Shares for investment. Buyer has agreed in the Investment Agreement to a number of restrictions on its actions including restrictions on its ability to acquire additional shares of Common Stock and other securities of the Company and to vote its shares of Common Stock and take other actions as a shareholder, or otherwise. Buyer intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time alternative courses of action as permitted by the Investment Agreement. Subject to the terms of the Investment Agreement and subject to receipt of all necessary regulatory approvals, such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the Investment Agreement, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, none of Buyer, any person controlling Buyer, or to the best its knowledge, any of the persons named in Schedule A to the Original 13D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Company.

          The response set forth in Item 5 of the Schedule
13D is hereby amended and supplemented by the following information:

             (a) Upon consummation of the Acquisition, Buyer beneficially owned 18,435,663 shares of Common Stock, representing approximately 22.7% of the outstanding Common Stock (based on 78,847,791 shares of Common Stock outstanding as of March 23, 1994, according to information provided by the Company).

         Upon the consummation of the Acquisition, the number of Original Warrants held by Buyer was reduced to 2,376,250 (the "Remaining Warrants"). By its terms, each of the Remaining Warrants is immediately exercisable. Each of the Remaining Warrants has an exercise price of $25.50 per share of Common Stock. Buyer has received regulatory approval to acquire securities representing up to 24.9% of the total voting power of the Company's then outstanding securities on a fully diluted basis through exercise of the Warrants, open market purchases or otherwise; unless further extended by the Board of Governors of the Federal Reserve System, this approval expires on November 25, 1994.

             Except as set forth in this Item 5(a), neither Buyer, nor any other person controlling Buyer, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.

             (b) Upon consummation of the Acquisition, Buyer had the sole power to vote and to dispose of 18,435,663 shares of Common Stock.

             (c) Except as otherwise disclosed herein, no transactions in the shares of Common Stock have been effected since January 28, 1994 by Buyer, any other person controlling Buyer, or to the best of its knowledge, any of the persons named in Schedule A to the Original 13D.

             (d)  Inapplicable.

             (e)  Inapplicable.


                         SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 29, 1994

                           BANCO SANTANDER, S.A.

                           By: /s/ Gonzalo de Las Heras
                               --------------------------------
                               Name:  Gonzalo de Las Heras

                               Title: Director General


                           --------------------

          ORIGINAL SCHEDULE 13D AND AMENDMENTS 1 THROUGH 4 FOLLOW
                        (ORIGINALLY FILED ON PAPER)

                           --------------------


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                       FIRST FIDELITY BANCORPORATION
                              (Name of Issuer)


                                COMMON STOCK
                              $1.00 PAR VALUE
                       (Title of Class of Securities)


                                  32019510
                               (CUSIP Number)


                             BANCO DE SANTANDER
                        SOCIEDAD ANONIMA DE CREDITO
                     (Name of Persons Filing Statement)


                            GONZALO DE LAS HERAS
                       BANCO DE SANTANDER, S.A. DE C.

                              375 Park Avenue
                             New York, NY 10152
                          Tel. No.: (212) 826-4350
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)


                               March 18, 1991
                  (Date of Event which Requires Filing of
                              this Statement)


                  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

             Check the following box if a fee is being paid with this statement: [X].



                                SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of   123   Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    |     BANCO DE SANTANDER, S.A.                                       |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      9,505,000**                              |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      9,505,000**                              |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                           9,505,000**                              |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |x| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                          13.7%                                     |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

** Excludes 9,505,000 shares of Common Stock issuable upon exercise of Warrants as further described in Item 1.


        Item 1.  Security and Company.

                  The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 1009 Lenox Drive, Lawrenceville, New Jersey, 08648-0980.


        Item 2.  Identity and Background.

                  The name of the person filing this statement is Banco de Santander, S.A. de C., a Spanish banking corporation ("Santander").

                  The address of the principal business and the principal office of Santander is Paseo de Pereda, 9-12,
        39004 Santander, Spain.   The name, business address,
        present principal occupation or employment, and citizenship of each director and executive officer of Santander is set forth on Schedule A.

                  Santander is engaged principally in commercial and retail banking operations in Spain and other countries and provides a comprehensive range of banking, financial and related services. Santander's business, which is conducted through 92 companies, 19 of which are banks, consists of providing a full range of financial services to individuals, businesses and public-sector institutions. Its principal domestic banking activities are conducted through three of Santander's four Spanish banks and include deposit taking, lending and bill discounting, foreign exchange dealing and money transfers. Other banking functions include dealing in the Spanish equity and bond markets and providing custodial, brokerage, investment advisory, investment management and investment and merchant banking services.

                  During the last five years, neither Santander, nor any other person controlling Santander nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


        Item 3.  Source and Amount of Funds or Other Consideration.

                  Pursuant to the Investment Agreement dated as of March 18, 1991 (the "Investment Agreement") between the Company and Santander attached hereto as Exhibit 1, Santander will purchase from the Company in a private placement 9,505,000 shares of Common Stock (the "Shares") (with Preferred Share Purchase Rights (the "Rights") attached), and warrants to purchase an additional 9,505,000 shares of Common Stock (the "Warrants," substantially in the form of Exhibit A to the Investment Agreement).

                  The aggregate purchase price for the Shares and the Warrants (the "Securities") will be $220,991,250, and Santander currently expects such purchase to be funded through internally generated funds.


        Item 4.  Purpose of Transaction.

                  Santander will acquire the Securities for
        investment.   Santander has agreed in the Investment
        Agreement to a number of restrictions on its actions including restrictions on its ability to acquire additional shares of Common Stock and other securities of the Company and to vote its shares of Common Stock and take other actions as a shareholders, or otherwise. See Item 6 -- Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Company.   Santander
        intends to review from time to time the Company's business
        affairs and financial position.   Based on such evaluation
        and review, as well as general economic and industry conditions existing at the time, Santander may consider from time to time alternative courses of action as permitted by
        the Investment Agreement.   Subject to the terms of the
        Investment Agreement and subject to receipt of all necessary regulatory approvals, such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the Investment Agreement, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a
        public offering or otherwise.   Except as set forth above,
        none of Santander, any person controlling Santander, or to the best its knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


        Item 5.  Interest in Securities of the Company.

                  (a)  Pursuant to the Investment Agreement,
        Santander has the right to acquire the Shares (with Rights attached) which, after issuance would represent approximately 13.7% of the outstanding Common Stock (based on 59,819,008 shares of Common Stock outstanding as of March 15, 1991, as represented by the Company in the Investment Agreement).

                  Assuming complete exercise of the Warrants, Santander would acquire an additional 9,505,000 shares of Common Stock, whereupon Santander would beneficially own approximately 24.1% of the outstanding Common Stock (based on 59,819,008 shares outstanding as of March 15, 1991).
        For a description of the right of Santander to acquire additional securities of the Company upon the occurrence of certain events (none of which has occurred), see Item 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company below.

                  The affirmative vote of a majority of the votes cast by the holders of the Common Stock and the Series B Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), voting together as a single class, is required to approve the Investment Agreement and the purchase of the Securities by Santander, provided that the number of votes cast represents at least a majority of the votes entitled to be cast in respect of the outstanding shares of Common Stock and Series B Preferred Stock. Approval of the Company's shareholder is required only under the rules of the New York Stock Exchange, Inc. Certain aspects of the purchase of the Securities by Santander must be approved by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 and other regulatory authorities.

                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Santander expressly disclaims, until it acquires the Securities pursuant to the Investment Agreement, beneficial ownership of the Securities.

                  Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any persons named in Schedule A hereto, beneficially owns any shares of Common Stock.

                  (b)  Upon consummation of the transactions
        contemplated by the Investment Agreement, Santander will have sole power to vote and to dispose of 9,505,000 shares of Common Stock and the right to acquire in the first year after closing up to 2,376,250 shares of Common Stock upon exercise of the Warrants.

                  (c) No transactions in the shares of Common Stock have been effected since January 17, 1991 by Santander, any other person controlling Santander, or to the best of its knowledge, any of the persons named in Schedule A.

                  (d)  Inapplicable.

                  (e)  Inapplicable.


        Item 6.   Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Company.

                  On March 18, 1991 the Company and Santander entered into the Investment Agreement. The following summary of certain terms of the Investment Agreement is qualified in its entirety by reference to the copy of the agreement attached hereto as Exhibit 1 and incorporated herein by reference.

                  The Investment Agreement provides that, if, in connection with certain acquisitions, mergers, consolidations or other business combinations (an "Acquisition") by the Company occurring prior to the fourth anniversary of the issuance and delivery of the Securities (other than the acquisition or incurrence, as the case may be, in the ordinary course of business of loans, receivables, investment securities, other similar types of credit assets or deposits) directly resulting in (i) the Company's total consolidated assets increasing by more than $5 billion or (ii) the Company adding total consolidated deposits of more than $5 billion (an "Acquisition Event"), the Company issues additional shares of equity securities or securities convertible into equity securities, Santander will have the option (the "Acquisition Event Option") to purchase from the Company an amount of identical equity securities or convertible securities equal in value to those issued in connection with the Acquisition Event. The limit for all purchases pursuant to the Acquisition Event Option is an aggregate of $100 million of new shares of equity securities or of convertible securities, less an amount equal to the value of any equity securities or convertible securities which Santander declines to purchase pursuant to the Acquisition Event Option. In such a transaction, Santander's purchase price for the Common Stock would be five percent below the market price of the Common Stock, but not less than $17 per share or more than $30 per share, and the conversion or exercise price of any convertible security purchased by Santander would be five percent below the conversion or exercise price of the securities issued in connection with the Acquisition Event, but in no event would such conversion or exercise price be less than $17.00 per share or more than $30.00. The issue price of any convertible debt security or debt security with associated warrants would be its face amount, and the issue price of any other convertible security would be its market price or, if no market price is available, the price agreed upon between the Company and Santander.

                  The Company has also agreed to grant to Santander gross-up rights to purchase Common Stock or securities convertible into Common Stock if the Company issues such securities prior to the fourth anniversary of the consummation of the issuance and delivery of the Securities
        (the "Termination Date").   These gross-up rights will
        survive until the Termination Date, regardless of
        termination of the Investment Agreement.   These rights will
        enable Santander, at its option, to maintain its percentage ownership of the Company's Common Stock if the Company issues additional Common Stock or convertible securities.

                  Pursuant to the terms of the Investment Agreement, Santander will have the right to require the Company to register all shares of Common Stock owned by Santander for sale to the public under the Securities Act of 1933. In addition, Santander will have the right to participate in registrations by the Company of its equity securities. The minimum sale in a public offering by Santander pursuant to the exercise of its registration rights will be 2,000,000 shares of Common Stock. The Company will pay the registration expenses on behalf of Santander, including certain related fees and expenses.


        Additional Agreements of the Company

                  The Company has agreed that, until the Termination Date or the earlier termination of the Investment Agreement pursuant to its terms, Santander may request the Company to include as nominees for the Company's Board of Directors recommended for election by the shareholders, two individuals designated by Santander. The nominees designated by Santander must be qualified representatives of Santander reasonably satisfactory to the Company's Board of Directors. The Company has agreed to place at least one director designated by Santander on each of the Executive, Human Resources and Audit Committees of the Board of
        Directors of the Company.   In addition, Santander may send
        one observer to attend meetings of the Board of Directors and committees thereof. The Company has also agreed to include a third person designated by Santander and meeting the same qualifications as set forth above as a nominee for the Company's Board of Directors at a later date if appropriate. Santander has agreed that, upon termination of the Investment Agreement, the Santander directors will resign from the Board of Directors if requested to do so by the Company. Upon acquisition of the Securities, the Investment Agreement provides that the Board of Directors will promptly expand the size of the Company's Board of Directors by two and will act to appoint the two individuals designated by Santander as directors with terms expiring at the next annual meeting of the Company's shareholders. As of the date hereof, the persons who will be designated by Santander have not been determined.

                  The Company has agreed that, prior to the first anniversary of the date of delivery of the Securities to Santander under the Investment Agreement, it will not enter into an agreement or agreement in principle relating to an Acquisition Event, unless unanimously approved by the Executive Committee of the Board of Directors (which will
        include a representative of Santander).   On or after the
        first anniversary of the issuance of the Securities, if, in connection with an Acquisition Event involving the issuance of equity securities, Santander's representative on the Executive Committee votes against approval of such Acquisition, but a majority of the members of the Executive Committee vote in favor of the Acquisition, then the Company may proceed with the Acquisition but Santander will have the right to require the Company to arrange for the sale of the voting securities and securities convertible into voting securities ("Restricted Securities") held by Santander and its affiliates within 120 days following the date the transaction was approved by the Executive Committee (the "Meeting Date"). During that 120-day period, Santander and its affiliates must sell or otherwise dispose of their Restricted Securities as, when and to whom and at the price directed by the Company. On the tenth business day following the sale of all of Santander's and its affiliates' Restricted Securities, (i) the Company will pay to Santander an amount equal to the positive amount, if any, obtained by subtracting the actual sale price for each share of Common Stock of the Company sold by Santander from the price (the "Reference Price") equal to the average of the daily closing prices of the Common Stock for the 15 consecutive trading days ending on the day prior to the Meeting Date, (ii) Santander will pay to the Company an amount equal to the positive amount, if any, obtained by subtracting the Reference Price from the actual sale price for each share of Common Stock of the Company sold by Santander and its affiliates, (iii) the Company shall pay to Santander interest accruing from the 31st day after the Meeting Date through the 120th day following the Meeting Date, calculated based on the rate then applicable to three-month United States Treasury bills on an amount equal to the Reference Price multiplied by the number of shares of Common Stock owned by Santander and its affiliates which, as of each such date, have not been sold pursuant to these provisions and
        (iv) Santander shall pay to the Company an amount equal to the amount of dividends paid to Santander and its affiliates during the period from and including the 31st day after the Meeting Date through the 120th day following the Meeting Date on shares of Common Stock of the Company owned by Santander and its affiliates. All Warrants shall immediately be canceled as of the opening of business on the Meeting Date. On the tenth business day following the Meeting Date the Company shall make a payment to Santander based on the amount obtained by subtracting the Exercise Price per share of the Warrants from the greater of the Reference Price and $30. The foregoing provisions do not apply to any Restricted Securities acquired by Santander or its affiliates after the Meeting Date.


        Agreements of Santander

                  Santander has agreed that, until the Termination Date or the earlier termination of the Investment Agreement, it will not, and will not permit its affiliates to, purchase or otherwise acquire, directly or indirectly, or agree or offer to purchase or otherwise acquire any Restricted Securities, if after giving effect thereto Santander and its affiliates, in the aggregate, would beneficially own Restricted Securities on a fully-exercised basis representing 25% or more of the Company's outstanding voting securities; provided that if all necessary regulatory approvals have been obtained Santander shall not be deemed to have violated the foregoing limitation if (i) Santander and its affiliates own Restricted Securities on a fully exercised basis representing 25% or more of the Company's voting securities as a result of a recapitalization of the Company, a repurchase of securities by the Company or any other action taken by the Company (other than the issuance of any securities pursuant to the Investment Agreement or the Warrants) or (ii) Santander and its affiliates own Restricted Securities on a fully exercised basis representing not more than 30% of the Company's voting securities.

                  If Santander is prohibited by the foregoing ownership limitation from purchasing any shares of Common Stock because of its ownership of the Warrants, Santander may nonetheless purchase shares of Common Stock provided that the number of shares purchasable pursuant to the Warrants shall be reduced by the number of shares of Common Stock purchased by Santander.

                  Santander has agreed that, prior to the
        Termination Date, it will not sell any Restricted Securities except under certain conditions. Santander may not sell any Restricted Securities for one year after the issuance of the Securities by the Company to Santander. After one year, Santander may sell its Restricted Securities subject to the limitations described below (i) to an 80 percent-owned affiliate if such affiliate agrees to be bound by the Investment Agreement, so long as such affiliate is located in a country reasonably acceptable to the Company (which would include the United States, Switzerland and certain members of the European Economic Community) and has necessary regulatory approvals to acquire and hold such Restricted Securities; (ii) an amount of the Common Stock representing not more than two percent of the voting power of the Company's outstanding securities, on a fully-exercised basis, to any person who would, after giving effect to such sale, own five percent or less of the voting power of the Company's outstanding voting securities; (iii) in a registered public offering, including pursuant to Santander's registration rights (with Santander and its underwriters using their best efforts to ensure that no person acquires more than two percent of the voting power of the Company's outstanding securities or owns after the offering more than five percent of the total voting power of the Company's outstanding voting securities); (iv) pursuant to Rule 144 under the Securities Act of 1933, with any such sale being subject to the volume and manner of sale limitations of that Rule whether or not technically applicable; (v) into a self-tender offer or open market purchase by the Company or any tender offer not opposed by the Company's Board of Directors; or (vi) as a bona fide pledge to a financial institution. Santander has agreed to limit sales of Restricted Securities pursuant to the foregoing provisions during any consecutive 12-month period to up to 10 percent of the Common Stock of the Company on a fully-diluted basis. If Santander sells more than 2,505,000 shares of Common Stock acquired pursuant to the Investment Agreement, as described in clauses (ii), (iii) or (iv) above, it will not be permitted to exercise the Acquisition Event Option. Prior to a financial institution foreclosing on the pledge of any of the Securities, it must agree to be bound by terms of the Investment Agreement described herein for a period of four years from the date it forecloses on the pledge. The Company will have a right of first refusal for any proposed sales by Santander pursuant to (ii), (iii) or (iv) above. The restrictions on sales described above would terminate upon (a) entry of any judgment against the Company or any of its subsidiaries for money damages exceeding 25% of the Company's common equity as of the end of the most recent fiscal quarter or (b) net income of the Company at the close of any fiscal quarter for the preceding 12 months being less than $125 million (which amount may be adjusted under certain circumstances).

                  Santander has agreed that, prior to the
        Termination Date or earlier termination of the Investment Agreement, it will not, and will not permit its affiliates to: make, or take any action to solicit, initiate or encourage, an Acquisition Proposal (as defined in the Investment Agreement) or any proposal relating to any merger where (i) the then current chief executive officer of the Company remains as the sole chief executive officer of the surviving public corporation with a substantially similar role and responsibilities and (ii) the Company's stockholders beneficially own at least 45% of the surviving corporation's common equity (a "Surviving Company Merger"); provided that if the Company has entered into a definitive agreement or agreement in principle with respect to a merger or consolidation of the Company, the sale of all or substantially all of the Company's assets or other similar transaction involving the Company (other than any such transaction where the then current Chief Executive Officer of the Company continues as the sole Chief Executive Officer of the surviving public corporation with a substantially similar role and responsibility and stockholders of the Company own at least 45% of the surviving public corporation's common stock) Santander shall have the right to make a proposal to the Company's Board of Directors to acquire the Company; and provided further that if any person has commenced a tender or exchange offer for all the outstanding shares of Common Stock of the Company or has otherwise made a bona fide Acquisition Proposal and either
        (1) any law or regulation shall have been enacted or promulgated or any judicial decision shall have been rendered and not immediately stayed invalidating the Rights Agreement dated as of August 17, 1989, as amended (the "Rights Agreement") between the Company and First Fidelity Bank, N.A., New Jersey, as Rights Agent, or causing the redemption of the Rights or (2) the Rights have been otherwise redeemed, then in such event Santander shall have the right to make a proposal to the Company's Board of Directors to acquire the Company, such proposal to be on terms more favorable than the Acquisition Proposal made by such person; and provided further that if any person has commenced a tender or exchange offer for all the outstanding shares of Common Stock of the Company or has otherwise made a bona fide Acquisition Proposal and a proceeding has been brought challenging the validity of the Rights Agreement (or any successor rights plan) or seeking the redemption of the Rights, then in such event Santander shall have the right to indicate to the Board of Directors of the Company that it is prepared to make a proposal on terms more favorable than the Acquisition Proposal made by such person. The Company has agreed that, following receipt by the Company of any Acquisition Proposal, it will not enter into a definitive agreement or agreement in principle relating to the Acquisition Proposal until at least 30 days after delivering notice in writing to Santander of its intention to do so. Upon delivery by the Company of such notice, Buyer will cease to be subject to the provisions described in this
        paragraph.   The Company has also agreed not to redeem the
        Rights (or any rights issued under a subsequent rights plan of the Company) without 6 months' prior notice to Santander
        of such redemption.   Upon delivery by the Company of such
        notice, Santander will cease to be subject to the provisions
        described in this paragraph.   If Santander has made an
        offer to acquire the Company on terms more favorable than the terms of the Acquisition Proposal made by any person and at the end of such 6 month period all regulatory approvals necessary for Santander to acquire the Company pursuant to such offer have not become effective, the Company has agreed not to redeem the Rights (or any subsequent Rights) for a period ending on the earliest of (i) nine months after the date of notice to Santander of the Company's intention to redeem the Rights and (ii) the date on which Santander can consummate its offer to acquire the Company.

                  Santander has agreed that, prior to the
        Termination Date or earlier termination of the Investment Agreement, it will not, and will not permit its affiliates to, solicit or become a participant, directly or indirectly, in any solicitation of, proxies from any holder of the Company's voting securities, seek to advise, encourage or influence any person or entity with respect to the voting of any voting securities of the Company, or grant proxies (except as recommended by the Board of Directors of the Company) with respect to any Restricted Securities or deposit any Restricted Securities into a voting trust.

                  Santander has agreed that, prior to the
        Termination Date or earlier termination of the Investment Agreement, it will vote its shares of Common Stock (i) for nominees to the Board of Directors of the Company who have been recommended by the Company's Board of Directors and
        (ii) on all other matters submitted to the holders of the Company's voting securities, either in accordance with the recommendations of the Company's Board of Directors or in proportion to the votes cast by the other holders of the Company's voting securities (excluding, at Santander's option, any votes cast by any person known to the Company that beneficially owns voting securities representing at least 10% of the Company's outstanding voting securities); provided that with respect to any Acquisition Proposal submitted to the vote of the Company's stockholders and opposed by a majority of the Directors of the Company other than Directors designated by Santander, Santander shall vote and cause to be voted all voting securities owned by it against such Acquisition Proposal; and provided further that with respect to any Acquisition Proposal submitted to the vote of the Company's stockholders and recommended by a majority of the Directors of the Company other than Directors designated by Santander, Santander may vote without restriction all voting securities of the Company
        beneficially owned by it.   Santander has agreed to cause
        all voting securities owned by it to be represented, in person or by proxy, at all meetings of holders of voting securities of which Santander has actual notice, so that such voting securities may be counted for the purpose of determining the presence of a quorum at such meetings.

                  Santander has agreed to use its best efforts to take all actions necessary or appropriate to procure any action, by or in respect of, or to make any filing with, any governmental body, agency, official or authority required to permit the Company or any of its affiliates, directly or indirectly, to acquire any person or the assets thereof (or to assume the liabilities thereof) or to permit the Company or any of its affiliates to engage in any legally permissible activity to the extent that the Company or its affiliate shall have determined to do so as notified by the Company to Santander. The Company has agreed to reimburse Santander for all of its incremental out-of-pocket expenses directly incurred in connection with its compliance with this provision and to indemnify Santander for all liability incurred or suffered by Santander or any of its affiliates directly in connection with Santander's compliance with this provisions of this paragraph.


        The Warrants

                  The Warrants give Santander the right to purchase 9,505,000 shares of the Company's Common Stock prior to the Termination Date. The exercise price is $25.50 per share of Common Stock.

                  The Warrants are exercisable for 2,376,250 shares of Common Stock in each successive 12-month period after the
        date of issue of the Warrants.   Any Warrants not exercised
        during any such 12-month period may only be exercised on the Termination Date. Notwithstanding the foregoing, (i) upon occurrence of an Acquisition Event, (ii) if one year after the date of issue of the Warrants the Company enters into any agreement or agreement in principle relating to an Acquisition Event that the representative of Santander on the Executive Committee voted against or (iii) if any person has commenced a tender or exchange offer for all the outstanding shares of Common Stock of the Company or has otherwise made a bona fide Acquisition Proposal (as such term is defined in the Investment Agreement), then in each case, the right to exercise all the Warrants shall immediately vest.

                  Upon any market purchases by Santander of the Company's Common Stock at prices equal to or less than 95 percent of the exercise price of the Warrants, there will be a corresponding reduction in the number of shares purchasable pursuant to the Warrants.


        Termination of the Investment Agreement

                  The Investment Agreement will terminate upon either the Company or Santander giving notice to the other as a result of the occurrence of any of the following:

                  (i) by mutual written agreement of the Company and Santander;

                 (ii)  if the closing shall not have been
             consummated on or before December 31, 1991;

                (iii) prior to closing if after the date of the Investment Agreement there shall be any law or regulation enacted or promulgated that makes consummation of the transactions contemplated by the Investment Agreement illegal or otherwise prohibited or if consummation of the transactions contemplated by the Investment Agreement would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction;

                 (iv)  if final action has been taken by a
             regulatory authority whose approval is required in connection with the transactions contemplated by the Investment Agreement including the acquisition of the Warrants (and the exercise of up to 25% of the Warrants) which final action is in connection with such approval and (x) does not approve the transactions contemplated by the Investment Agreement including the acquisition of the Warrants (and the exercise of up to 25% of the Warrants), or (y) imposes any condition on Santander or any of its affiliates, which is unduly burdensome, or includes any condition in any regulatory approval which would have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"), or (z) imposes any condition on the Company or any of its affiliates, which is unduly burdensome, or includes any condition in any regulatory approval which would have a Material Adverse Effect;

                 (v) the fourth anniversary of the issuance of the
             Securities; or

                (vi) Santander and its affiliates shall beneficially
             own Restricted Securities representing on a fully-exercised basis less than 5% of the total voting power of the Company.

                  The Investment Agreement may be terminated by Santander upon the occurrence of any of the following:

                  (i) any person (other than Santander or its
             affiliates) shall have acquired beneficial ownership of voting securities representing more than 20% of total voting power of the Company other than as a result of any transfer by Santander or its affiliates to such person;

                 (ii) the Company fails to nominate for election or
             appoint to the Company's Board of Directors the persons designated by Santander as required by the Investment Agreement;

                (iii) the Board of Directors of the Company approves
             or the Company enters into a definitive agreement or agreement in principle for the merger, consolidation or sale of all or substantially all of the assets of the Company, other than a Surviving Company Merger;

                 (iv) the members of the Board of Directors of the
             Company who hold such office on the date of the Investment Agreement (or their successors who are recommended for election by a majority of such members or such successors) cease to constitute a majority of the Board of Directors of the Company or the persons designated by Santander pursuant to the Investment Agreement are not elected Directors of the Company at any meeting of the Company's stockholders called for such purpose;

                  (v) Anthony P. Terracciano resigns or otherwise
             ceases to act as chief executive officer of the Company, unless a new chief executive officer reasonably acceptable to Santander is appointed by the Board of Directors of the Company within three months of such resignation or cessation;

                 (vi) both Peter C. Palmieri and Wolfgang
             Schoellkopf resign or otherwise cease to act as chief credit officer and chief financial officer of the Company, unless either a new chief credit officer or chief financial officer, as the case may be, acceptable to the chief executive officer of the Company is appointed within three months of such resignation or cessation;

                (vii) Net Income of the Company at the close of any
             fiscal year is less than $125,000,000 (the "Base Amount"). "Net Income" means net income of the Company excluding (1) extraordinary items, (2) losses incurred in connection with requests or directions of the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System or any other applicable regulatory authority applicable to a majority of major United States banks or bank holding companies or incurred in actions similar to those taken by a majority of major United States banks,
             (3) increases in taxes after January 1, 1991 and (4) any increases in FDIC deposit insurance assessments above the rate of .195% of total domestic deposits, including, without limitation, any surcharge, fee or other method of increasing the total amount paid by the Company's subsidiary banks to the FDIC; provided that in no event shall Net Income (calculated without regard to these adjustments) be negative. If the consumer price index increases at a rate in excess of 10% in any given calendar year, the Base Amount will be increased by such percentage rate, with any subsequent adjustments made to the adjusted Base Amount;

               (viii) at the close of any fiscal quarter of the
             Company, Non-Performing Assets ("NPA") exceed 7.0% of Total Loans plus Other Real Estate Owned ("OREO"). "NPA" means non-accruing loans, restructured loans, OREO and the aggregate amount of any charge-offs made in the previous twelve month period in excess of
             $250,000,000.   If the total assets set forth on the
             Company's consolidated statement of condition decrease below $29,110,344,000 in any given year, Total Loans will be $18,530,304,000, unless Total Loans is less than $15,750,758,000, in which case Total Loans will be Total Loans as of the end of the most recent fiscal year;

                (ix) the Company's public auditors issue (1) a qualified opinion as a result of departures from generally accepted accounting principles ("GAAP") or scope limitations; (2) a disclaimer of opinion due to material uncertainties including, without limitation, going concern value; or (3) an adverse opinion as a result of pervasive departures from GAAP; or

                 (x)  at the close of any fiscal quarter, the
             Company's Tier I leverage ratio is less than 3%.


                  A copy of the Investment Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

                  Except for the Investment Agreement as described above, to the best knowledge of Santander, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


        Item 7.  Material to be Filed as Exhibits.


          Exhibit 1:   Investment Agreement dated as of March 18,
                       1991 between the Company and Santander



                                 SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


        Date:  March 27, 1991

                                      BANCO DE SANTANDER, S.A. DE C.


                                      By: /s/ Juan Rodriguez Inciarte
                                          ---------------------------
                                         Executive Vice President


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                       FIRST FIDELITY BANCORPORATION
                              (Name of Issuer)

                                COMMON STOCK
                              $1.00 PAR VALUE
                       (Title of Class of Securities)

                                  32019510
                               (CUSIP Number)

                             BANCO DE SANTANDER
                        SOCIEDAD ANONIMA DE CREDITO
                     (Name of Persons Filing Statement)

                            GONZALO DE LAS HERAS
                       BANCO DE SANTANDER, S.A. DE C.
                              375 Park Avenue
                             New York, NY 10152
                          Tel. No.: (212) 826-4350
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                             December 27, 1991
                  (Date of Event which Requires Filing of
                              this Statement)

                  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

                  Check the following box if a fee is being paid with this statement: [ ].









                                SCHEDULE 13D
 ____________________________               ______________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    4    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    |     BANCO DE SANTANDER, S.A.                                       |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      9,505,000**                              |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      9,505,000**                              |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                           9,505,000**                              |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |x| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                          13.7%                                     |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

** Excludes 9,505,000 shares of Common Stock issuable upon exercise of Warrants as further described in Item 1.







                  Banco de Santander, S.A. de C., a Spanish banking corporation ("Buyer") hereby amends and supplements its Report on Schedule 13D, originally filed on March 27, 1991 (the "Schedule 13D") with respect to the purchase of shares of common stock, $1.00 par value (the "Shares") of First Fidelity Bancorporation, a New Jersey corporation (the "Company").

                  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

                  Item 1.  Security and Company.

                  The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

                  Pursuant to the Investment Agreement dated as of March 18, 1991 (the "Investment Agreement") between the Company and Buyer, on December 27, 1991 Buyer acquired from the Company in a private placement 9,505,000 shares of Common Stock (the "Shares") (with Preferred Share Purchase Rights attached), and warrants (substantially in the form of Exhibit A to the Investment Agreement) to purchase an additional 9,505,000 shares of Common Stock, for the aggregate purchase price of $220,991,250.












                                 SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


        Date:  December 27, 1991

                             BANCO DE SANTANDER, S.A. DE C.



                             By: /s/ Juan Rodriguez Inciarte
                                 ---------------------------
                                 Title: General Manager-Retail Banking


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                  FIRST FIDELITY BANCORPORATION
                         (Name of Issuer)

                           COMMON STOCK
                         $1.00 PAR VALUE
                  (Title of Class of Securities)

                             32019510
                          (CUSIP Number)

                        BANCO DE SANTANDER
                   SOCIEDAD ANONIMA DE CREDITO
                (Name of Persons Filing Statement)

                       GONZALO DE LAS HERAS
                 BANCO DE SANTANDER, S.A. DE C.

                         375 Park Avenue
                        New York, NY 10152
                     Tel. No.: (212) 826-4350
              (Name, Address and Telephone Number of
               Person Authorized to Receive Notices
                       and Communications)

                         October 5, 1992
             (Date of Event which Requires Filing of
                         this Statement)



           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

           Check the following box if a fee is being paid with this statement: [ ].



                            SCHEDULE 13D
______________________________              ________________________________
|                            |             |                                |
|CUSIP No.    32019510       |             | Page    2   of    7 Pages      |
|____________________________|             |________________________________|
____________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                             |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|    |                                                                      |
|    |     BANCO DE SANTANDER, S.A. DE C.                                   |
|____|______________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    |
|    |                                                                   _  |
|    |                                                            (a)   |_| |
|    |                                                                   _  |
|    |                                                            (b)   |X| |
|    |                                                                      |
|____|______________________________________________________________________|
|  3 | SEC USE ONLY                                                         |
|    |                                                                      |
|____|______________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                     |
|    |                  WC                                                  |
|____|______________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                   |_| |
|    |                                                                      |
|____|______________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|    |           Kingdom of Spain                                           |
|____|______________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                               |
|                    |    |     11,881,250**                                |
|   NUMBER OF        |____|_________________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                             |
|  BENEFICIALLY      |    |          0                                      |
|   OWNED BY         |____|_________________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                          |
|   REPORTING        |    |     11,881,250**                                |
|    PERSON          |____|_________________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                        |
|                    |    |          0                                      |
|____________________|____|_________________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|    |                          11,881,250**                                |
|____|______________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            _  |
|    | CERTAIN SHARES*                                                  |x| |
|____|______________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|    |                          16.1%                                       |
|____|______________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                            |
|    |                          CO                                          |
|____|______________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

** Excludes 7,128,750 shares of Common Stock issuable upon exercise of Warrants as further described in Item 1.

          Banco de Santander, S.A. de C., a Spanish banking corporation ("Buyer"), hereby amends and supplements its Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

          Item 1.  Security and Company.

          The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

          On October 5, 1992, Buyer acquired from the Company (the "Acquisition") 2,376,250 shares of Common Stock (with Preferred Share Purchase Rights ("Rights") attached) (collectively, the "Shares") upon exercise of 2,376,250 Warrants (the "Exercised Warrants") to purchase Common Stock. The Exercised Warrants represent one-quarter of the 9,505,000 Warrants (the "Original Warrants") that Buyer acquired from the Company on December 27, 1991 in a private placement pursuant to the Investment Agreement dated as of March 18, 1991 (the "Investment Agreement") between the Company and Buyer. In such private placement, Buyer also acquired pursuant to the Investment Agreement 9,505,000 shares of Common Stock (with Rights attached).

          Item 3.  Source and Amount of Funds or Other Consideration.

          The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

          Each of the Original Warrants has an exercise price of $25.50 per share of Common Stock. In payment of the exercise price of the Exercised Warrants (the "Exercise Price"), Buyer paid the Company an aggregate of $60,594,375 in cash, and Buyer funded such Exercise Price through internally generated funds.

          Item 4.  Purpose of Transaction.

          The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

          Buyer acquired the Shares for investment. Buyer has agreed in the Investment Agreement to a number of restrictions on its actions including restrictions on its ability to acquire additional shares of Common Stock and other securities of the Company and to vote its shares of Common Stock and take other actions as a shareholder, or otherwise. Buyer intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time alternative courses of action as permitted by the Investment Agreement. Subject to the terms of the Investment Agreement and subject to receipt of all necessary regulatory approvals, such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the Investment Agreement, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, none of Buyer, any person controlling Buyer, or to the best its knowledge, any of the persons named in Schedule A to the Original 13D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Company.

          The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

          (a) Upon consummation of the Acquisition, Buyer beneficially owned 11,881,250 shares of Common Stock, representing approximately 16.1% of the outstanding Common Stock (based on 71,274,154 shares of Common Stock outstanding as of September 30, 1992, according to information provided by the Company).

          Upon consummation of the Acquisition, the number of Original Warrants held by Buyer was reduced to 7,128,750 (the "Remaining Warrants"). Assuming exercise in full of the Remaining Warrants, Buyer would acquire an additional 7,128,750 shares of Common Stock, whereupon Buyer would beneficially own 19,010,000 shares of Common Stock, or approximately 23.5% of the outstanding Common Stock (based on 71,274,154 shares of Common Stock outstanding as of September 30, 1992). Pursuant to the terms of the Remaining Warrants, upon consummation of the Acquisition, Buyer had the right to exercise 2,376,250 Remaining Warrants in each successive 12 month period after December 27, 1992.

          Except as set forth in this Item 5(a), neither Buyer, nor any other person controlling Buyer, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.

          (b) Upon consummation of the Acquisition, Buyer had the sole power to vote and to dispose of 11,881,250 shares of Common Stock.

          (c) No transactions in the shares of Common Stock have been effected since August 6, 1992 by Buyer, any other person controlling Buyer, or to the best of its knowledge, any of the persons named in Schedule A to the Original 13D.

          (d)  Inapplicable.

          (e)  Inapplicable.




                      SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 5, 1992

                           BANCO DE SANTANDER, S.A. DE C.



                           By: /s/ Gonzalo de Las Heras
                               ------------------------------
                               Name:  Gonzalo de Las Heras
                               Title: Director General


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                       FIRST FIDELITY BANCORPORATION
                              (Name of Issuer)

                                COMMON STOCK
                              $1.00 PAR VALUE
                       (Title of Class of Securities)

                                  32019510
                               (CUSIP Number)

                              BANCO SANTANDER,
                              SOCIEDAD ANONIMA
                        (formerly BANCO DE SANTANDER
                        SOCIEDAD ANONIMA DE CREDITO)
                     (Name of Persons Filing Statement)

                            GONZALO DE LAS HERAS
                           BANCO SANTANDER, S.A.

                            45 East 53rd Street
                             New York, NY 10022
                          Tel. No.: (212) 350-3444
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                                May 4, 1993
                  (Date of Event which Requires Filing of
                              this Statement)



             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
        [ ].

             Check the following box if a fee is being paid with this statement: [ ].


                                SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    8    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    15,040,284  **                             |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    15,040,284  **                             |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         15,040,284  **                             |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |x| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         19.2%                                      |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

** Excludes 4,752,500 shares of Common Stock issuable upon exercise of Warrants as further described in Item 1.


                  Banco Santander, S.A., a Spanish banking corporation ("Buyer"), hereby amends and supplements its
        Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991 and Amendment No. 2 filed on October 6, 1992 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

                  Item 1.  Security and Company.

                  The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

                  On May 4, 1993, Buyer acquired from the Company (the "Acquisition") (i) 2,376,250 shares of Common Stock (with Preferred Share Purchase Rights ("Rights") attached) (collectively, the "Shares") upon exercise of 2,376,250 Warrants (the "Exercised Warrants") to purchase Common Stock and (ii) 782,784 shares of Common Stock (with Rights attached) pursuant to Buyer's exercise of its Acquisition Event rights (the "Acquisition Event Rights") in connection with the Company's issuance of Common Stock in the acquisition of Northeast Bancorp, Inc. (the "Northeast Acquisition") pursuant to Section 2.03(a) of the Investment Agreement dated as of March 18, 1991 (the "Investment Agreement") between the Company and Buyer. The Exercised Warrants represent one-quarter of the 9,505,000 Warrants (the "Original Warrants") that Buyer acquired from the Company on December 27, 1991 in a private placement pursuant to the Investment Agreement. In such private placement, Buyer also acquired pursuant to the Investment Agreement 9,505,000 shares of Common Stock (with Rights attached).
        The Acquisition Event Rights first became exercisable in connection with the Northeast Acquisition because that acquisition gave rise to an "Acquisition Event" within the meaning of the Investment Agreement. Under the terms of the Investment Agreement, the dollar value of securities acquired through the exercise of Acquisition Event Rights may not exceed $100,000,000 in the aggregate.

                  Item 3.  Source and Amount of Funds or Other
        Consideration.

                  The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

                  Each of the Original Warrants has an exercise price of $25.50 per share of Common Stock. In payment of the exercise price of the Exercised Warrants (the "Exercise Price"), Buyer paid the Company an aggregate of $60,594,375 in cash. The price of each share of Common Stock acquired by Buyer pursuant to Section 2.03(a) of the Investment Agreement was $30.00. In payment of the purchase price of such shares, Buyer paid the Company an aggregate of $23,483,520 in cash. Buyer funded such purchases through internally generated funds.

                  Item 4.  Purpose of Transaction.

                  The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

                  Buyer acquired the Shares for investment. Buyer has agreed in the Investment Agreement to a number of restrictions on its actions including restrictions on its ability to acquire additional shares of Common Stock and other securities of the Company and to vote its shares of Common Stock and take other actions as a shareholder, or otherwise. Buyer intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time alternative courses of action as permitted by the Investment Agreement. Subject to the terms of the Investment Agreement and subject to receipt of all necessary regulatory approvals, such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the Investment Agreement, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, none of Buyer, any person controlling Buyer, or to the best its knowledge, any of the persons named in Schedule A to the Original 13D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        Item 5.  Interest in Securities of the Company.

                  The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

                  (a) Upon consummation of the Acquisition, Buyer beneficially owned 15,040,284 shares of Common Stock, representing approximately 19.2% of the outstanding Common Stock (based on 74,505,080 shares of Common Stock outstanding as of May 3, 1993, according to information provided by the Company).

                  Upon consummation of the Acquisition, the number of Original Warrants held by Buyer was reduced to 4,752,500 (the "Remaining Warrants"). Pursuant to the terms of the Remaining Warrants, upon consummation of the Acquisition, Buyer had the right to exercise 4,752,500 Remaining Warrants. Buyer has received regulatory approval to acquire up to 24.9% of the Company Common Stock through exercise of the Warrants, open market purchases or otherwise; unless further extended by the Board of Governors of the Federal Reserve System, this approval expires on November 25, 1993.

                  Except as set forth in this Item 5(a), neither Buyer, nor any other person controlling Buyer, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.

                  (b) Upon consummation of the Acquisition, Buyer had the sole power to vote and to dispose of 15,040,284 shares of Common Stock.

                  (c) No transactions in the shares of Common Stock have been effected since March 5, 1993 by Buyer, any other person controlling Buyer, or to the best of its knowledge, any of the persons named in Schedule A to the Original 13D.

                  (d)  Inapplicable.

                  (e)  Inapplicable.



                                 SIGNATURE



                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



        Date:  May 4, 1993

                                   BANCO SANTANDER, S.A.



                                   By: /s/ Gonzalo de Las Heras
                                       ---------------------------
                                       Name:  Gonzalo de Las Heras
                                       Title: Director General


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                       FIRST FIDELITY BANCORPORATION
                              (Name of Issuer)

                                COMMON STOCK
                              $1.00 PAR VALUE
                       (Title of Class of Securities)

                                  32019510
                               (CUSIP Number)

                              BANCO SANTANDER,
                              SOCIEDAD ANONIMA
                        (formerly BANCO DE SANTANDER
                        SOCIEDAD ANONIMA DE CREDITO)
                     (Name of Persons Filing Statement)

                            GONZALO DE LAS HERAS
                           BANCO SANTANDER, S.A.

                            45 East 53rd Street
                             New York, NY 10022
                          Tel. No.: (212) 350-3444
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                              August 13, 1993
                  (Date of Event which Requires Filing of
                              this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
        [ ].

             Check the following box if a fee is being paid with this statement: [ ].









                                SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    9    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                  WC                                                |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    16,059,413  **                             |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    16,059,413  **                             |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                         16,059,413  **                             |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |x| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                         20.1%                                      |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

** Excludes 4,752,500 shares of Common Stock issuable upon exercise of Warrants as further described in Item 5.






                  Banco Santander, S.A., a Spanish banking corporation ("Buyer"), hereby amends and supplements its
        Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992 and Amendment No. 3 filed on May 5, 1993 (as so amended and supplemented, the "Schedule 13D"), with respect to the purchase of shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

                  Item 1.  Security and Company.

                  The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

                  On May 26, 1993, Buyer acquired from the Company 125,144 shares of Common Stock (with Preferred Share Purchase Rights ("Rights") attached) pursuant to Buyer's exercise of its Acquisition Event rights (the "Northeast Acquisition Event Rights") in connection with the Company's issuance of Common Stock in the acquisition of Northeast Bancorp, Inc. (the "Northeast Acquisition") pursuant to
        Section 2.03(a) of the Investment Agreement dated as of March 18, 1991 (the "Investment Agreement") between the Company and Buyer. The Northeast Acquisition Event Rights became exercisable in connection with the Northeast Acquisition because that acquisition constituted part of an "Acquisition Event" within the meaning of the Investment Agreement. On August 13, 1993, Buyer acquired from the Company an additional 29 shares of Common Stock (with Rights attached) pursuant to the Northeast Acquisition Event Rights. On August 13, 1993, Buyer acquired from the Company 893,956 shares of Common Stock (with Rights attached) pursuant to Buyer's exercise of its Acquisition Event rights (the "Village Acquisition Event Rights") in connection with the Company's issuance of Common Stock in the acquisition of Village Financial Services, Ltd. (the "Village Acquisition") pursuant to Section 2.03(a) of the Investment Agreement.
        The May 26, 1993 and August 13, 1993 purchases of shares of Common Stock (with Rights attached) of the Company by Buyer are collectively referred to as the "Acquisitions." The Village Acquisition Event Rights became exercisable in connection with the Village Acquisition because that acquisition constituted part of an "Acquisition Event" within the meaning of the Investment Agreement. Under the terms of the Investment Agreement, the dollar value of securities acquired through the exercise of Acquisition Event Rights may not exceed $100,000,000 in the aggregate.


                  Item 3.  Source and Amount of Funds or Other
        Consideration.

                  The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

                  The price of each share of Common Stock acquired by Buyer pursuant to the Acquisitions (the "Shares") was $30.00. In payment of the purchase price of such shares, Buyer paid the Company an aggregate of $30,573,870 in cash, which included $3,754,320 on May 26, 1993 and $26,819,550 on
        August 13, 1993. Buyer funded such purchases through internally generated funds.

                  Item 4.  Purpose of Transaction.

                  The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

                  Buyer acquired the Shares for investment. Buyer has agreed in the Investment Agreement to a number of restrictions on its actions including restrictions on its ability to acquire additional shares of Common Stock and other securities of the Company and to vote its shares of Common Stock and take other actions as a shareholder, or otherwise. Buyer intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time alternative courses of action as permitted by the Investment Agreement. Subject to the terms of the Investment Agreement and subject to receipt of all necessary regulatory approvals, such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, and subject to the terms of the Investment Agreement, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, none of Buyer, any person controlling Buyer, or to the best its knowledge, any of the persons named in Schedule A to the Original 13D, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  Item 5.  Interest in Securities of the Company.

                  The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

                  (a) Upon consummation of the Acquisitions, Buyer beneficially owned 16,059,413 shares of Common Stock, representing approximately 20.1% of the outstanding Common Stock (based on 78,254,274 shares of Common Stock outstanding as of July 31, 1993, according to information provided by the Company).

                  Buyer acquired 9,505,000 warrants to purchase Common Stock ("Warrants") from the Company on December 27, 1991 in a private placement pursuant to the Investment Agreement. In such private placement, Buyer also acquired pursuant to the Investment Agreement 9,505,000 shares of Common Stock (with Rights attached). Buyer retains 4,752,500 Warrants (the "Remaining Warrants"). Each of the Remaining Warrants has an exercise price of $25.50 per share of Common Stock. Buyer has received regulatory approval to acquire up to 24.9% of the Company Common Stock through exercise of the Warrants, open market purchases or otherwise; unless further extended by the Board of Governors of the Federal Reserve System, this approval expires on November 25, 1993.

                  Except as set forth in this Item 5(a), neither Buyer, nor any other person controlling Buyer, nor, to the best of its knowledge, any of the persons named in Schedule A to the Original 13D, beneficially owns any shares of Common Stock.

                  (b) Upon consummation of the Acquisition, Buyer had the sole power to vote and to dispose of 16,059,413 shares of Common Stock.

                  (c) No transactions in the shares of Common Stock have been effected since June 14, 1993 by Buyer, any other person controlling Buyer, or to the best of its knowledge, any of the persons named in Schedule A to the Original 13D.

                  (d)  Inapplicable.

                  (e)  Inapplicable.




                                 SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Date:  August 13, 1993

                                   BANCO SANTANDER, S.A.



                                   By: /s/ Carlos Garcia de Juana
                                       --------------------------
                                       Name:  Carlos Garcia de Juana
                                       Title: Senior Vice President
                                                and General Manager